18001069

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SEC Mail Processing Section
FEB 15 2018
Washington DC
415

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unlu Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Ave
(No. and Street)

New York	NY	10177
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw
OM RMS

OATH OR AFFIRMATION

I, David Portnoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unlu Securities Inc, as of December 31, 20 017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of ÜNLÜ MENKUL DEGERLER A.S.)

Statement of Financial Condition

Year Ended December 31, 2017

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Contents
Year Ended December 31, 2017

MAZARS

Report of Independent Registered Public Accounting Firm

To the Shareholder of Unlu Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Unlu Securities Inc., (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2016.

New York, NY
February 12, 2018

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	392,117
Due from parent		29,511
Prepaid expenses and other assets		22,347
Total assets	$	443,975
Liabilities and stockholder's equity		
Due to parent	$	31,192
Accounts payable and accrued expenses		22,043
Total liabilities		53,235
Common stock, \$.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		1,159,990
Accumulated deficit		(769,260)
Total stockholder's equity		390,740
Total liabilities and stockholder's equity	$	443,975

See accompanying notes to financial statements.

1. Organization and Nature of Business

Unlu Securities Inc. (the "Company") is a wholly-owned subsidiary of Ünlu Menkul Degerler A.S. (the "Parent"), a Turkish financial institution. The Company was incorporated in Delaware on February 9, 2015. The Company registered as a broker-dealer under the Securities Exchange Act of 1934 and became a non-clearing member of the Financial Industry Regulatory Authority (FINRA) on February 10, 2016 and commenced operations on the same date.

The Company focuses primarily on sales and trading of Turkish-related fixed income and equity products, including private placements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

Concentration of Risk - Cash

The Company maintains its cash balances in a single financial institution which, at times, exceeds federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents. At December 31, 2017, the balance in excess of insured amounts is approximately $152,000.

Revenue Recognition

The Company recognizes revenues in accordance with GAAP which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company, a C corporation, accounts for income taxes in accordance with the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

Related Party Transactions
During the normal course of business, the Parent provides and accounts for a portion of the Company's business activities.

Pursuant to a brokerage and services agreement, the Company earns commission on trades executed and cleared by the Parent. In return the Company pays clearing costs equal to 50% of the commission earned in connection with the agreement. The Company earned commission income of approximately $59,000 for the year ended December 31, 2017, from the Parent. Commission receivable amounted to approximately $29,500 at December 31, 2017 and are reported as Due from Parent in the accompanying statement of financial condition.

The Parent allocated salary expenses to the Company, based on the CEO's estimated time spent each month for the Company. The Company owes the Parent $31,192 at year ended December 31, 2017 and is reported as Due to Parent in the accompanying statement of financial condition.

Accounting Developments
In 2017, the Financial Accounting Standards Board has adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning January 1, 2018.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

In February 2017, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after

Accounting Developments (continued)

December 15, 2018, and interim periods within those years, with early application permitted. The Company expects to record a right-of-use asset and related lease liability upon the adoption of this accounting standard updated, and is still evaluating the impact of the modified retrospective transition method on its financial statement

3. Regulatory Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital rule (SEC Rule 15c3-1-a-2-i). The Company has elected the alternative standard, which requires the maintenance of the greater of $250,000 or 2% of aggregate debit items in minimum net capital. At December 31, 2017, the Company had net capital (as defined) of $368,393 which was $118,393 in excess of the required minimum net capital of $250,000.

4. Income Taxes

At December 31, 2017, the Company had federal and state net operating loss carryforwards ("NOL") of approximately $664,000 available to offset future taxable income. These losses expire commencing 2036 through 2038. The Company's net deferred tax asset before valuation allowance was approximately $248,000, primarily as a result of net operating losses and amortization of startup costs. As of December 31, 2017, the Company recorded a full valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will not be realized. On December 22, 2017, the Tax Cuts and Jobs Act was enacted, reducing the federal corporate income tax rate from 35% to 21%. Accordingly, the impact of the change in the tax rate on deferred tax assets and liabilities before a valuation allowance is recognized in the period of enactment. As a result, the deferred tax assets before valuation allowance decreased by approximately $92,000.

At December 31, 2017, management believes the Company did not have any uncertain tax positions. At December 31, 2017, the Company's income tax returns for the years 2015 and 2016 are subject to examination by the tax authorities.

5. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

6. Commitments

In October 2017, the Company renewed its New York office lease through December 2018. Minimum rental payments attributable to the lease agreement are approximately $51,600.